UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Seagate Technology

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G7945J104 (CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 12

CUSIP No. G7945J104	Page 2 of 14

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): New SAC Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 35,001,209 (1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 35,001,209 (1) 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,001,209
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 7.2% (2)
12.	Type of Reporting Person (See Instructions): CO

(1)	All common shares of the Issuer reported herein are held by New SAC. As directors of New SAC, Stephen J. Luczo, William D. Watkins, David Bonderman, James G. Coulter, Alan K. Austin, James A. Davidson, Glenn H. Hutchins and David F. Marquardt, in their capacities as directors, may be deemed to share voting and/or dispositive power over the common shares of the Issuer held by New SAC; however, each director disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
(2)	Percentage ownership has been determined based on 483,462,603 common shares outstanding as of December 30, 2005. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 3 of 14

1.

Name of Reporting Person:

I.R.S. Identification Nos. of above persons (entities only):

Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P. and Silver Lake (Offshore) AIV GP Ltd. (collectively, the “SLP Affiliates”)

Not required

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 36,582,788 6. Shared Voting Power: 35,001,209 (1) 7. Sole Dispositive Power: 36,582,788 8. Shared Dispositive Power: 35,001,209 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,583,997 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9): 14.8% (2)
12.	Type of Reporting Person (See Instructions): PN, CO

(1)	All common shares of the Issuer reported herein for which the Reporting Person has shared voting power and shared dispositive power were held by New SAC as of December 31, 2005. As holders of approximately 31.8% of the outstanding ordinary shares of New SAC as of December 30, 2005, the SLP Affiliates may be deemed to share voting and/or dispositive power over common shares of the Issuer held by New SAC. However, each of the SLP Affiliates disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin and Integral Capital Partners SLP LLC. Each of the persons and entities identified above disclaims beneficial ownership of common shares of the Issuer held by New SAC, except to the extent of any pecuniary interest therein. The number of shares reported herein excludes 22,916 shares issuable upon exercise of options within 60 days of December 31, 2005 issued in connection with director compensation that may be deemed to be beneficially owned by Mr. Davidson. Under Mr. Davidson’s arrangements with respect to director compensation, the shares issuable upon exercise of these options are expected to be assigned by Mr. Davidson to, and issued in the name of, Silver Lake Technology Management, L.L.C. The number of shares reported herein also excludes 22,916 shares issuable upon exercise of options within 60 days of December 31, 2005 issued in connection with director compensation that may be deemed to be beneficially owned by Mr. Hutchins. Under Mr. Hutchins’ arrangements with respect to director compensation, the shares issuable upon exercise of these options are expected to be assigned by Mr. Hutchins to, and issued in the name of, Silver Lake Technology Management, L.L.C.
(2)	Percentage ownership has been determined based on 483,462,603 common shares outstanding as of December 30, 2005. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 4 of 14

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): TPG SAC Advisors III Corp. Not required
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 25,403,326 6. Shared Voting Power: 35,001,209 (1) 7. Sole Dispositive Power: 25,403,326 8. Shared Dispositive Power: 35,001,209 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,404,535 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 12.5% (2)
12.	Type of Reporting Person (See Instructions): CO

(1)	All common shares of the Issuer reported herein for which the Reporting Person has shared voting power and shared dispositive power were held by New SAC as of December 31, 2005. TPG SAC Advisors III Corp. is the general partner of TPG SAC GenPar III, L.P., which is the general partner of SAC Investments, L.P., which owns approximately 22.1% of the outstanding ordinary shares of New SAC as of December 30, 2005. TPG SAC Advisors III Corp. disclaims beneficial ownership of any of the Issuer’s common shares held by New SAC. The shareholders of TPG SAC Advisors III Corp. are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren. Each of the shareholders of TPG SAC Advisors III Corp. disclaims beneficial ownership of any of the Issuer’s common shares held by New SAC.
(2)	Percentage ownership has been determined based on 483,462,603 common shares outstanding as of December 30, 2005. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 5 of 14

1.

Name of Reporting Person:

I.R.S. Identification Nos. of above persons (entities only):

August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P. and August Capital Management III, L.L.C. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston and Andrew S. Rappaport (collectively, the “August Individuals”).

Not required

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware as to August Entities, U.S. Citizens as to August Individuals

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 9,601,157 6. Shared Voting Power: 35,001,209 (1) 7. Sole Dispositive Power: 9,601,157 8. Shared Dispositive Power: 35,001,209 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,602,366 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 9.2% (2)
12.	Type of Reporting Person (See Instructions): PN, IN, OO

(1)	All common shares of the Issuer reported herein for which the Reporting Person has shared voting power and shared dispositive power were held by New SAC as of December 31, 2005. As stockholders of approximately 11.4% of the outstanding ordinary shares of New SAC as of December 30, 2005, and/or control persons of such stockholders, the August Entities and August Individuals may be deemed to share voting and/or dispositive power over common shares of the Issuer held by New SAC. However, the August Entities and August Individuals disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(2)	Percentage ownership has been determined based on 483,462,603 common shares outstanding as of December 30, 2005. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 6 of 14

Item 1	(a).	Name of Issuer:

Seagate Technology (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

Item 2	(a).	Name of Person(s) Filing:

The persons filing this Schedule are (i) New SAC, an exempted company incorporated with limited liability under the laws of the Cayman Islands, (ii) Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P. and Silver Lake (Offshore) AIV GP Ltd. (collectively, the “SLP Affiliates”), (iii) TPG SAC Advisors III Corp., a Cayman Islands corporation (“TPG”), and (iv) August Capital III, L.P., August Capital III Founders Fund, L.P., August Capital Strategic Partners III, L.P. and August Capital Management III, L.L.C. (collectively, the “August Entities”), and David F. Marquardt, John R. Johnston, and Andy S. Rappaport (collectively, the “August Individuals”).

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of (i) New SAC is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; (ii) SLP Affiliates is 2725 Sand Hill Road, Suite 150, Menlo Park, CA 94025; (iii) TPG is c/o Texas Pacific Group, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102; and (iv) August Entities and August Individuals is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

Item 2	(c).	Citizenship:

See Item 4 of each cover page.

Item 2	(d).	Title of Class of Securities:

This Schedule relates to the common shares, par value $0.00001 per share, of Seagate Technology.

Item 2	(e).	CUSIP Number:

G7945J104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G7945J104	Page 7 of 14

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

As of February 14, 2006, each of New SAC, TPG, the August Entities and the August Individuals have ceased to be the beneficial owner of more than five percent of any class of the Issuer’s securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of the August Entities, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner, or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Attached hereto as Exhibit C is a Termination of the Agreement of Joint Filing. As of the date hereof, the Agreement of Joint Filing, attached hereto as Exhibit A, is hereby terminated. Any further filings with respect to transactions in the Issuer’s securities will be filed, if required, by each reporting person, in their individual capacity.

Item 10.	Certification.

Not applicable.

CUSIP No. G7945J104	Page 8 of 14

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

NEW SAC

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Chairman and President

CUSIP No. G7945J104	Page 9 of 14

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

CUSIP No. G7945J104	Page 10 of 14

TPG SAC ADVISORS III CORP.

By:	/s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President

CUSIP No. G7945J104	Page 11 of 14

August Entities:

AUGUST CAPITAL III, L.P.
AUGUST CAPITAL III FOUNDERS FUND, L.P.
AUGUST CAPITAL STRATEGIC PARTNERS III, L.P.
AUGUST CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Mark G. Wilson
Mark G. Wilson
Attorney-in-Fact for the above listed entities

August Individuals:

JOHN R. JOHNSTON
DAVID F. MARQUARDT
ANDREW S. RAPPAPORT

By:	/s/ Mark G. Wilson
Mark G. Wilson
Attorney-in-Fact for the above listed individuals

CUSIP No. G7945J104	Page 12 of 14

EXHIBIT INDEX

Exhibit
Exhibit A:	Agreement of Joint Filing (incorporated by reference from Exhibit A of Schedule 13G of the Issuer filed by the Reporting Persons on February 14, 2003)

Exhibit B:	Reference to Mark G. Wilson as Attorney-in-Fact (incorporated by reference from Exhibit B of Schedule 13G of the Issuer filed by the Reporting Persons on February 14, 2003)

Exhibit C:	Termination of Agreement of Joint Filing

CUSIP No. G7945J104	Page 13 of 14

EXHIBIT C

Termination of Agreement of Joint Filing

The undersigned hereby terminate the Agreement of Joint Filing, dated February 13, 2003, among the undersigned (the “Agreement of Joint Filing”) relating to the reporting of beneficial ownership of the common shares of Seagate Technology (the “Issuer”). All further filings with the Securities and Exchange Commission with respect to the Issuer’s securities will be filed, if required, in the individual capacity of the undersigned. Each of the undersigned agree that this Agreement shall be filed as an exhibit to the Schedule 13G, filed with the Securities and Exchange Commission on behalf of each of the undersigned on the date hereof.

Dated: February 14, 2006

NEW SAC

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Chairman and President

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

TPG SAC ADVISORS III CORP.

By:	/s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President

CUSIP No. G7945J104	Page 14 of 14

August Entities:

AUGUST CAPITAL III, L.P.
AUGUST CAPITAL III FOUNDERS FUND, L.P.
AUGUST CAPITAL STRATEGIC PARTNERS III, L.P.
AUGUST CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Mark G. Wilson
Mark G. Wilson
Attorney-in-Fact for the above listed entities

August Individuals:

JOHN R. JOHNSTON
DAVID F. MARQUARDT
ANDREW S. RAPPAPORT
ANDREW ANKER

By:	/s/ Mark G. Wilson
Mark G. Wilson
Attorney-in-Fact for the above listed individuals